Exhibit 99.1

News Release For immediate release Calgary, Alberta November 28, 2011 TSXV: OPC

OPTI Canada to Redeem First Lien Notes

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that it will redeem on December 28, 2011 all of its outstanding  first lien senior secured notes (the “First Lien Notes”) at a price equal to 102% of the principal amount of the First Lien Notes plus accrued and unpaid interest to the date of redemption, pursuant to the indentures governing the First Lien Notes.

The First Lien Notes consist of U.S.$525,000,000 principal amount of 9% First Lien Notes due 2012 and U.S.$300,000,000 principal amount of 9.75% First Lien Notes due 2013.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the completion and the anticipated timing of the redemption of the First Lien Notes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. Actual events or results may differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities. Forward-looking information in this news release is provided for the purpose of providing information about management’s current expectations regarding the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form, filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies. Additional information relating to our Company can be found at www.sedar.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:	Joe Bradford, Vice President, Joint Ventures OPTI Canada Inc. (403) 249-9425 Suite 1600, 555 – 4th Avenue SW Calgary, Alberta, Canada T2P 3E7